

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 30, 2009

Eliyahu Ayalon
Chief Executive Officer
DSP Group, Inc.
2580 North First Street
Suite 460
San Jose, CA 95131

> **Re: DSP Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 0-23006**

Dear Mr. Ayalon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 9A. Controls and Procedures, page 96

1.   We note your disclosure that your chief executive officer and chief financial officer "concluded that [your] disclosure controls and procedures are effective in timely alerting them to material information required to be included in this report." In future filings, please revise the disclosure after the word "effective" so that, if true, the language that appears after the word "effective" is substantially

similar in all material respects to the meaning of disclosure controls and
procedures set forth in Exchange Act Rule 13a-15(e).

Item 11. Executive Compensation, page 97

2.   We believe that investors will benefit from a more insightful analytical discussion
of how you arrived at the particular levels and forms of compensation paid in
2008 and why you believe your compensation decisions are consistent with your
overall compensation objectives and philosophies. Consistent with the
requirements of Item 402(b) of Regulation S-K, please provide a complete
qualitative and quantitative discussion linking your compensation objectives and
policies with the actual amounts paid to your named executive officers. To assist
you with the development of a more comprehensive Compensation Discussion
and Analysis, please refer to the ample amount of publicly available guidance the
Division of Corporation Finance has issued in this regard, most recently, Director
White's October 21, 2008 speech, entitled "Executive Compensation Disclosure:
Observations on Year Two and a Look Forward to the Changing Landscape for
2009," which is available at our website. In drafting future executive
compensation disclosure, please consider providing a more complete description
of your executive compensation practices in the additional following areas:

- appropriate analysis and insight into how the Committee determined specific
payouts without using boilerplate disclosure or jargon in this section;

- appropriate disclosure of the specific items of corporate performance that are
taken into consideration in making compensation decisions and how specific
forms of compensation are structured and implemented to reflect these
performance items.

- replace vague disclosure with meaningful information that investors can use to
evaluate the compensation program. For example, where you refer to
"individual and corporate performance," "corporate and personal performance
goals" and "performance of individual executives," please disclose with
specificity how you define those terms.

3.   In future filings, please provide additional disclosure and analysis of how base
salary compensation amounts for each of your named executive officers were set.
We note you describe "competitive market conditions for executive
compensation, the company's performance, the performance of the individual
executive," yet it is unclear how these factors impacted the decision. Your revised
disclosure should explain in detail how each of these performance items affected
your committee's base salary decision. Also disclose any specific contributions
that the Committee used in its evaluation, and if applicable, how they were
weighted and factored into specific compensation decisions, including specifying

additional responsibilities.   Please refer to Regulation S-K Item 402(b)(2)(vii). Also, we note you state the "base salaries of your executive officers remained the same…" However, it appears that other than your CEO, each executive had increases in base salary from 2007 to 2008. Please clarify why your 2008 Summary Compensation Table does not reconcile with your disclosure here.

4.   We note from your discussion on page 18 that you have not disclosed the specific goals for your named executive officers to achieve. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific goals, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the goals, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

5.   We note the disclosure on page 18 of the bonus paid to Mr. Robertson. Please tell us where you filed as an exhibit the agreement with Mr. Robertson concerning his bonus. We note section 8 of exhibit 10.37 of the employment agreement with Mr. Robertson refers to "the details of the Performance Bonus are to be set forth in a separate agreement" after the employment agreement becomes effective. Also, in future filings, clarify the reference in the last paragraph of the Bonus section to details "set forth elsewhere in this prospectus."

6.   In future filings, please include substantive analysis and insight into how the Compensation Committee made its equity grant determinations with respect to each named executive officer. Refer to paragraph (b)(1)(v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual amount of the equity grant that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3637 if you have any questions.

Sincerely,

Jay Mumford
Senior Attorney